Correspondence

December 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:	H. Roger Schwall Assistant Director

Re:	Amish Naturals, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed: November 2, 2007 File No. 333-146609

Dear Mr. Schwall:

        On behalf of our client, Amish Naturals, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 4, 2007 to David Skinner, Chief Executive Officer of the Company, with respect to the Company’s November 16, 2007 letter responding to your November 13, 2007 letter relating to the Company’s Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”) (File No. 333-146609), which was filed with the Commission on November 2, 2007. This response letter is being transmitted today via EDGAR. For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s response thereto.

    1.        Please revise your registration statement to include updated financial statements, as required by Item 310(g) of Regulation S-B.

        We have revised the Amended Registration Statement to include audited financial statements for the Company as of September 30, 2007, which consist of a consolidated balance sheet as of September 30, 2007 and the related consolidated statements of operations, shareholders equity and cash flows for the year ended September 30, 2007 and for the period from January 1, 2006 (commencement of operations) to September 30, 2006 and the period from January 1, 2006 to September 30, 2007 (collectively, the “Audited 2007 Financials”).

    2.        Using the updated financial statements and considering the guidance set forth in Item 310(c)(3)(iv) of Regulation S-B, please consider whether you are required to file in your registration statement financial statements of the business acquired pursuant to Item 310(c) and related pro forma financial information pursuant to Item 310(d).

H. Roger Schwall
December 20, 2007

        Paragraph (i) of Item 310(c)(3) provides that if none of the conditions specified in paragraph (c)(2) of the Item exceeds 20%, acquired company financial statements are not required to be included in a registration statement. Comparing the relevant financial information for the acquired companies against the financial information for the Company included in the Audited 2007 Financials, the Company has determined that none of the conditions specified in paragraph (c)(2) of Item 310 exceeds 20%. Consequently, the Company believes that financial statements for the acquired companies are not required to be included in the Registration Statement and, pursuant to Item 310(d)(1), related pro forma financial information is also not required.

        In a telephone conference today with Brad Skinner of the Staff, Mr. Skinner agreed with the Company’s position that paragraph (iv) of Item 310(c)(3) would only be relevant if one or more of the conditions specified in paragraph (c)(2) of Item 310 exceeds 20%, and confirmed to us that, assuming none of the paragraph (c)(2) conditions exceeds 20%, the Company need not consider whether paragraph (iv) of Item 310(c)(3) requires the Company to include the acquired company financial statements and related pro forma financial information in the Registration Statement.

    3.        We note your response to our previous comment 4 and remind you to provide in your amendment updated disclosure regarding Donald Alarie.

        The Company has made appropriate revisions to the Registration Statement in light of the termination of Donald Alarie.

        The Company has filed Amendment No. 2 to the Registration Statement with the Commission via EDGAR to include the Audited 2007 Financials, to provide an updated Management’s Discussion and Analysis section and to update the Registration Statement generally.

        We have also transmitted to the Staff supplementally via EDGAR a blacklined version of Amendment No. 2 to the Registration Statement to indicate the changes made since Amendment No. 1.

        Please call me at (516) 227-0633 should the Staff have any remaining questions or require any additional supplemental information regarding the Registration Statement.

Very truly yours, /s/ Alon Y. Kapen Alon Y. Kapen

AYK/pt